Exhibit 99

July 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Update on the process for sale of 100% equity shares held by HDFC Bank Limited (“HDFC Bank”) in HDFC Education and Development Services Private Limited (“HDFC Edu”)

This is in connection with our earlier intimation dated March 30, 2024, wherein we had informed that HDFC Bank has decided to undertake the sale of its 100% stake in HDFC Edu using the Swiss challenge process and has entered into a binding term sheet with an interested party (the “Binding Termsheet”).

We wish to inform that the said Binding Termsheet has expired and HDFC Bank has decided not to extend the validity of the Binding Termsheet. HDFC Bank proposes to continue the process which has been initiated for the sale of its 100% stake in HDFC Edu with the other interested parties who are presently in the process.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

V. Srinivasa Rangan

Executive Director